EXHIBIT 12

Kraft Foods Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Three Months Ended September 30, 2009	For the Nine Months Ended September 30, 2009

Earnings from continuing operations before income taxes	$1,096	$3,303

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(25)	(65)
Dividends from less than 50% owned affiliates	14	55
Fixed charges	378	1,075
Interest capitalized, net of amortization	1	(1)

Earnings available for fixed charges	$1,464	$4,367

Fixed charges:
Interest incurred:
Interest expense	$336	$946
Capitalized interest	–	3

	336	949

Portion of rent expense deemed to represent interest factor	42	126

Fixed charges	$378	$1,075

Ratio of earnings to fixed charges	3.9	4.1